Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Dollars in millions

	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001
Earnings:
Earnings from Continuing Operations	$5,373	$4,101	$2,935	$2,186	$1,566
Add back:
Fixed charges	294	173	137	131	135

Total earnings	$5,667	$4,274	$3,072	$2,317	$1,701

Fixed Charges:
Interest, capitalized and expensed	$241	$128	$95	$90	$94
Interest component of rental payments	46	41	40	39	40
Amortization of debt discount and debt expense	7	4	2	2	1

Total fixed charges	$294	$173	$137	$131	$135

Ratio of Earnings to Fixed Charges	19.3	24.7	22.4	17.7	12.6

For purposes of computing this ratio, earnings represent income from continuing operations. Fixed charges represent interest expense including amounts capitalized, the interest factor in rental expense plus amortization of debt discount and debt expense.

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

Dollars in millions

	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001
Earnings:
Earnings from Continuing Operations	$5,373	$4,101	$2,935	$2,186	$1,566
Add back:
Fixed charges	294	173	137	131	135

Total earnings	$5,667	$4,274	$3,072	$2,317	$1,701

Fixed Charges:
Interest, capitalized and expensed	$241	$128	$95	$90	$94
Interest component of rental payments	46	41	40	39	40
Amortization of debt discount and debt expense	7	4	2	2	1
Convertible Preferred Stock Dividends	—	—	—	—	—

Total fixed charges	$294	$173	$137	$131	$135

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	19.3	24.7	22.4	17.7	12.6

For purposes of computing this ratio, earnings represent income from continuing operations. Fixed charges represent interest expense including amounts capitalized, the interest factor in rental expense plus amortization of debt discount and debt expense and any preferred stock dividend requirements, adjusted to a pretax basis.